UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

May 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,681,266
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,681,266
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Golden Meditech Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,681,266
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,681,266
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Bio Garden Inc.
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,137,807
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,137,807
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,137,807
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Yuen Kam
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,166,351
	8	Shared Voting Power 7,165,500
	9	Sole Dispositive Power 9,166,351
	10	Shared Dispositive Power 7,165,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,331,851
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 10 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. (“Bio Garden”) and Yuen Kam (“Mr. Kam”, together with GM Stem Cells, Golden Meditech and Bio Garden, the “Reporting Persons”).

This Amendment No. 10 amends and supplements the statement on the Amendment No. 9 to Schedule 13D jointly filed with the Securities and Exchange Commission on May 4, 2015 by the Reporting Persons (the “Original Schedule 13D”).

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

CGL Purchase Agreement

Pursuant to a purchase agreement (the “CGL Purchase Agreement”), dated as of May 8, 2015, between Cordlife Group Limited (“Cordlife”) and Golden Meditech, Cordlife has agreed to sell to Golden Meditech, and Golden Meditech has agreed to purchase from Cordlife, (i) all ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of the Company beneficially owned by Cordlife as of the CGL Completion Date (as defined below), including 7,314,015 Ordinary Shares currently beneficially owned by Cordlife (the “CGL Sale Shares”) and (ii) a 7% senior unsecured convertible note issued by the Company to Cordlife with an aggregate principal amount of US$25,000,000 (the “CGL Note”).

Pursuant to the CGL Purchase Agreement, Cordlife will cause the Company to issue to Golden Meditech a 7% senior unsecured convertible note with an aggregate principal amount of US$25,000,000 due 2017 (the “CGL-GM Note”), without any consideration to the Company. The CGL Note will be surrendered to the Company for cancellation. Pursuant to the CGL Purchase Agreement, the CGL-GM Note will be substantially in the form of the CGL Note. The conversion price under the CGL-GM Note will be US$2.838 (as may be adjusted in accordance with its terms), and accordingly, the CGL-GM Note will entitle Golden Meditech, subject to the terms and conditions thereof, to receive 8,809,020 Ordinary Shares upon conversion of the CGL-GM Note.

The purchase price for the CGL Sale Shares will be the aggregate of (i) the product of (A) US$6.40 and (B) the total number of the CGL Sale Shares as of the date of completion of the sale of the CGL Sale Shares and the CGL Note (the “CGL Completion Date”), and (ii) if the Company declares a dividend or other distribution payable to the holders of Ordinary Shares (a “Distribution”) between the date of the CGL Purchase Agreement and the CGL Completion Date, the amount per Ordinary Share of such Distribution multiplied by the number of the CGL Sale Shares as of the CGL Completion Date, to the extent that such Distribution shall not have been paid to Cordlife prior to the CGL Completion Date.

The purchase price for the CGL-GM Note will be the aggregate of (i) US$5,100,000, (ii) the product of (A) US$6.40 and (B) the total number of Ordinary Shares into which the CGL Note is convertible (the “CGL Conversion Shares”) as of the CGL Completion Date, (iii) the total amount of interest accrued but unpaid on the CGL Note during the period from October 3, 2014 to the CGL Completion Date and (iv) if the Company declares a Distribution between the date of the CGL Purchase Agreement and the CGL Completion Date, the amount per Ordinary Share of such Distribution multiplied by the number of the CGL Conversion Shares as of the CGL Completion Date, to the extent that such Distribution shall not have been paid to Cordlife prior to the CGL Completion Date.

If the Final Acquisition Price (as defined below) is higher than US$6.40, Golden Meditech will also pay to Cordlife an amount equal to the product of (a) the positive difference between the Final Acquisition Price and US$6.40 and (b) the total number of (i) the CGL Sale Shares and (ii) the CGL Conversion Shares, in each case, as of the CGL Completion Date. The “Final Acquisition Price” in the CGL Purchase Agreement means the sum of (x) the consideration per Ordinary Share paid to holders of the Ordinary Shares upon completion of the Acquisition pursuant to the definitive agreements of the Acquisition (including any amendments thereto, if any), and (y) the amount per Ordinary Share of all Distributions declared after the CGL Completion Date and prior to the closing of the Acquisition, if any. The “Acquisition” refers to the proposed acquisition by Golden Meditech or one of its controlled affiliates of the outstanding Ordinary Shares not currently owned by Golden Meditech or its affiliates pursuant to a merger of the Company with a controlled affiliate of Golden Meditech, resulting in a delisting of the Company from the New York Stock Exchange. It is anticipated that the purchase of the CGL Sale Shares and the CGL Note will be financed with a combination of available cash resources and debt capital.

The completion of the sale of the CGL Sale Shares and the CGL Note is conditional upon, among other things, Golden Meditech obtaining (i) the approval from Golden Meditech’s shareholders, at a duly convened meeting, of the purchase of the CGL Sale Shares and the CGL Note by Golden Meditech, and (ii) the approval from Cordlife’s shareholders, at a duly convened meeting, of the sale of the CGL Sale Shares and the CGL Note by Cordlife. The completion of the sale of the CGL Sale Shares and the CGL Note is not conditional on the closing of the Acquisition or the approval of the Acquisition by the shareholders of the Company or Golden Meditech.

The description of the CGL Purchase Agreement in this Item 3 is qualified in its entirety by reference to the complete text of the CGL Purchase Agreement, a copy of which is attached hereto as Exhibit 16 and is incorporated by reference in its entirety into this Item 3.

Magnum Purchase Agreement

Pursuant to a purchase agreement (the “Magnum Purchase Agreement”), dated as of May 8, 2015, between Magnum Opus International Holdings Limited (“Magnum”) and Golden Meditech, Magnum has agreed to sell to Golden Meditech, and Golden Meditech has agreed to purchase from Magnum, a 7% senior unsecured convertible note issued by the Company to Magnum with an aggregate principal amount of US$25,000,000 (the “Magnum Note”).

Pursuant to the Magnum Purchase Agreement, Magnum will cause the Company to issue to Golden Meditech a 7% senior unsecured convertible note with an aggregate principal amount of US$25,000,000 due 2017 (the “Magnum-GM Note”), without any consideration to the Company. The Magnum Note will be surrendered to the Company for cancellation. Pursuant to the Magnum Purchase Agreement, the Magnum-GM Note will be substantially in the form of the Magnum Note. The conversion price under the Magnum-GM Note will be US$2.838 (as may be adjusted in accordance with its terms), and accordingly, the Magnum-GM Note will entitle Golden Meditech, subject to the terms and conditions thereof, to receive 8,809,020 Ordinary Shares upon conversion of the Magnum-GM Note.

The purchase price for the Magnum-GM Note will be the aggregate of (i) US$5,100,000, (ii) the product of (A) US$6.40 and (B) the total number of Ordinary Shares into which the Magnum Note is convertible (the “Magnum Conversion Shares”) as of the date of completion of the sale of the Magnum Note (the “Magnum Completion Date”), (iii) the total amount of interest accrued but unpaid on the Magnum Note during the period from October 3, 2014 to the Magnum Completion Date and (iv) if the Company declares a Distribution between the date of the Magnum Purchase Agreement and the Magnum Completion Date, the amount per Ordinary Share of such Distribution multiplied by the number of the Magnum Conversion Shares as of the Magnum Completion Date, to the extent that such Distribution shall not have been paid to Magnum prior to the Magnum Completion Date.

If the Final Acquisition Price (as defined below) is higher than US$6.40, Golden Meditech will also pay to Magnum an amount equal to the product of (a) the positive difference between the Final Acquisition Price and US$6.40 and (b) the total number of the Magnum Conversion Shares as of the Magnum Completion Date. The “Final Acquisition Price” in the Magnum Purchase Agreement means the sum of (x) the consideration per Ordinary Share paid to holders of the Ordinary Shares upon completion of the Acquisition pursuant to the definitive agreements of the Acquisition (including any amendments thereto, if any), and (y) the amount per Ordinary Share of all Distributions declared after the Magnum Completion Date and prior to the closing of the Acquisition, if any. It is anticipated that the purchase of the Magnum Note will be financed with a combination of available cash resources and debt capital.

The completion of the sale of the Magnum Note is conditional upon, among other things, Golden Meditech obtaining the approval from Golden Meditech’s shareholders, at a duly convened meeting, of the purchase of the Magnum Note by Golden Meditech, and the termination of the security agreement pursuant to which the Magnum Note is currently pledged to Cordlife. The completion of the sale of the Magnum Note is not conditional on the closing of the Acquisition or the approval of the Acquisition by the shareholders of the Company or Golden Meditech.

The description of the Magnum Purchase Agreement in this Item 3 is qualified in its entirety by reference to the complete text of the Magnum Purchase Agreement, a copy of which is attached hereto as Exhibit 17 and is incorporated by reference in its entirety into this Item 3.

Item 4.         Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the CGL Purchase Agreement and the Magnum Purchase Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

It is currently estimated that, Golden Meditech will acquire beneficial ownership of (i) an additional 22,903,454 Ordinary Shares following the completion of the sale of the KKR Note (as defined in the Original Schedule 13D) under the Purchase Agreement (as defined in the Original Schedule 13D) and assuming conversion into Ordinary Shares of the entire outstanding principal amount of the GM Note, (ii) an additional 16,123,035 Ordinary Shares following the completion of the sale of the CGL Sale Shares and the CGL Note under the CGL Purchase Agreement and assuming conversion into Ordinary Shares of the entire outstanding principal amount of the CGL-GM Note, and (iii) an additional 8,809,020 Ordinary Shares following the completion of the sale of the Magnum Note under the Magnum Purchase Agreement and assuming conversion into Ordinary Shares of the entire outstanding principal amount of the Magnum-GM Note. Accordingly, following the completion of the transactions described in each of (i), (ii) and (iii) above, Golden Meditech will beneficially own an aggregate of 78,516,775 Ordinary Shares, representing approximately 65.1% of the outstanding Ordinary Shares of the Company (based on (a) 80,083,248 Ordinary Shares currently outstanding, (b) the issuance of an additional 22,903,454 Ordinary Shares upon conversion in full of the GM Note (as defined in the Original Schedule 13D), (c) the issuance of an additional 8,809,020 Ordinary Shares upon conversion in full of the CGL-GM Note, and (d) the issuance of an additional 8,809,020 Ordinary Shares upon conversion in full of the Magnum-GM Note).

The description of the CGL Purchase Agreement and the Magnum Purchase Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the CGL Purchase Agreement and the Magnum Purchase Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 7.         Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

Exhibit No.	Description

16	Purchase Agreement, dated as of May 8, 2015, between Cordlife and Golden Meditech.

17	Purchase Agreement, dated as of May 8, 2015, between Magnum and Golden Meditech.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2015

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam